

May 21, 2010

By U.S. mail and facsimile to (330) 796-7506

Mr. Darren R. Wells, Executive Vice President and Chief Financial Officer
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, OH 44316

> **RE:** **The Goodyear Tire & Rubber Company**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 19, 2010**
> **File No. 1-1927**

Dear Mr. Wells:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis, page 28

Liquidity and Capital Resources, page 45

1. In your response to comment 4, you discuss how you have disclosed specific items relating to your Venezuelan subsidiary when they are material to a broader discussion of your Latin American Tire segment or to overall liquidity. Please expand MD&A in future filings to provide a more comprehensive discussion of your Venezuelan operations that provides a greater level of information about the monetary assets and liabilities that are exposed to exchange rate changes and the sensitivity of your sales and cost of sales to future currency changes. Disclose the specific amount of bolivar-denominated monetary assets and liabilities as of each balance sheet date and provide a break-out of the amounts being remeasured at each exchange rate. Provide this disclosure at a reasonably detailed level; for example, disclose amounts for cash and accounts receivable. Disclose the amount of sales and costs of sales for Goodyear Venezuela and separately disclose the

amounts denominated in bolivar fuerte and the U.S. dollar. Please provide us an example of future disclosure.

2. In a response to us, you state you have not used the parallel market to settle U.S. dollar-denominated accounts payable, intercompany amounts or other balances. In future filings please provide a discussion of amounts you have settled at the official rate during the periods presented or, if no amounts have been settled during this time, discuss the most recent settlements. Disclose the amount of bolivar fuerte pending government approval for settlement at the official rate (and which official rate) and the length of time the request(s) have been pending. Discuss the implications of the current exchange rate system for your operations and cash flows. Please provide us an example of future disclosure.

3. In future filings, please discuss your plans to manage the challenges presented by the current exchange rate system. For example, disclose changes in business practices or policies that have occurred or are anticipated to occur in response to the devaluation and the hyperinflationary environment.

4. In a separate letter dated April 30, 2010, you provided us with summarized financial information for Goodyear Venezuela. Since it does not appear you have requested confidential treatment pursuant to Rule 83 for the information, please upload this information to EDGAR as correspondence.

Note 3. Other Expense, page 75

5. We have read your response to comment 5 in our letter dated April 23, 2010. Please provide the clarifying language contained in your response in future filings as applicable.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief